1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 21, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
21 June 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock code: 601600	Abbreviation: Chalco	Code of Announcement: Lin no.2010-09

ALUMINUM CORPORATION OF CHINA LIMITED*

ANNOUNCEMENT OF
RESULTS OF THE ISSUE OF THE FIRST AND SECOND

TRANCHES OF SHORT-TERM BILLS FOR 2010

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") and all of its members warrant that there are no false representation or misleading statements contained in, or material omission from this announcement, and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Aluminum Corporation of China Limited* issued the first tranche of short-term bills for 2010 and the second tranche of short-term bills for 2010 on 25 March 2010 and 17 June 2010, respectively, which China Construction Bank Corporation and China Everbright Bank Corporation Limited acted as the joint lead underwriters. The proceeds raised from the two tranches of short-term bills were fully received on 26 March 2010 and 18 June 2010, respectively.

Issue results of the first tranche of short-term bills for 2010 are summarized as follows:

Abbreviation for the short-term bills: 10 Chalco CP01(10CP01)
Code of the short-term bills: 1081092
Term of the short-term bills: 365 days
Total principal amount: RMB5 billion
Par value: RMB100
Coupon: interest-bearing
Yield: 2.73% (the one-year SHIBOR as at the issue date plus 0.3770%)

Issue results of the second tranche of short-term bills for 2010:

Abbreviation for the short-term bills: 10 Chalco CP02(10CP02)
Code of the short-term bills: 1081194
Term of the short-term bills: 365 days
Total principal amount: RMB5 billion
Par value: RMB100
Coupon: interest-bearing
Yield: 2.86% (the one-year SHIBOR as at the issue date plus 0.3399%)

The relevant documents concerning the issue of the first and second tranches of short-term bills have been published on the websites of ChinaMoney (http://www.chinamoney.com.cn) and ChinaBond Information (http://www.chinabond.com.cn), respectively.

The Board of
Aluminum Corporation of China Limited*
21 June 2010

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary